

April 30, 2026

Dear Fellow WEX Shareholder,

WEX is asking for your vote to endorse a status quo defined by persistent underperformance and weak oversight. They would have you believe this approach is working. The facts suggest otherwise:

 **Every major proxy advisory firm – ISS, Glass Lewis and Egan-Jones – has recommended shareholders support at least two of Impactive's nominees by voting on the <u>WHITE</u> proxy card and highlighted the need for greater independent oversight in the WEX boardroom.[1]**

> "Ultimately, the CEO has led the implementation of a strategy that has failed to resonate with the market for over a decade, and it is <u>difficult for shareholders to conclude that the board is now configured to effectively oversee management</u> as it continues down this path. In light of these considerations, [Impactive] has presented a compelling case for change."



> "[Impactive] has articulated a <u>credible case for enhanced oversight</u>, and the performance record, while not uniformly negative, reflects a <u>sustained period of relative underperformance</u> against the most relevant comparators over long- and medium-term horizons that the Company has not fully rebutted through its operational narrative."



> "The three [Impactive] nominees bring skills, experience, and ownership alignment that would meaningfully strengthen the Board's ability to evaluate strategic alternatives, including the potential spin-off of the Benefits segment, and to <u>hold management accountable for operational performance</u>."



 **WEX's stock fell more than 16% the day of the Q1 2026 earnings call, during which CEO and Chair Melissa Smith told investors that leadership is *"feeling good about the trajectory that we are on…"* despite disappointing results.**



WEX Stock Price Performance[2]

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1. Permission to quote ISS, Glass Lewis and Egan-Jones was neither sought nor received. Emphasis added. 2. Source: FactSet



Impactive's nominees have the right skills and experience to unlock WEX's full value for shareholders.



Kurt Adams

WEX agrees Kurt would be a great addition because he brings **experience from every direct WEX competitor** that is missing in the boardroom.



Ellen Alemany

WEX agrees Ellen would be a great addition because she brings **senior banking, regulatory and governance experience** that is missing in the boardroom.



Lauren Taylor Wolfe

Shareholders will benefit from the ownership, alignment of interests, and accountability that Lauren will bring to the boardroom.

Vote **FOR** Impactive's three highly qualified nominees on the **WHITE** proxy card to help put WEX on a path to unlocking its full value for all shareholders.

HOW TO VOTE

Vote Online

Use the unique control number and follow the instructions that appear on the enclosed **WHITE** universal proxy card or **WHITE** voting instruction form to cast your vote.

Vote By Mail

Mark, sign and date the enclosed **WHITE** universal proxy card or **WHITE** voting instruction form and return it in the postage-paid envelope provided.



WAKE UP WEX WHITE PROXY CARD

IMPACTIVE NOMINEES	FOR	WITHHOLD
Kurt Adams	✓	
Ellen Alemany	✓	
Lauren Taylor Wolfe	✓	
OPPOSED WEX NOMINEES		
Nancy Altobello		✗
Melissa Smith		✗
Stephen Smith		✗

If you have any questions, require assistance in voting your WHITE universal proxy card, or need additional copies of Impactive's proxy materials, please contact:



OKAPI PARTNERS

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036

Stockholders may call toll-free: (877) 285-5990
Banks and Brokers call: (212) 297-0720
E-mail: info@okapipartners.com

WWW.WAKEUPWEX.COM

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